Mail Stop 3561

January 9, 2007

Paul C. Tang, General Counsel
Burlington Coat Factory Investments Holdings, Inc.
1830 Route 130 North
Burlington, New Jersey 08016

> **Re:** **Burlington Coat Factory Investments Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 29, 2006**
> **File No. 333-137917**
>
> **Burlington Coat Factory Warehouse Corporation**
> **Amendment No. 2 Registration Statement on Form S-4**
> **Filed December 29, 2006**
> **File No. 333-137916**

Dear Mr. Tang:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Registration Statement on Form S-4, File No. 333-137917

Security Ownership of Certain Beneficial Owners and Management, page 82

1. We note your response to comment 3 in our letter dated November 8, 2006 and we reissue that comment.

Registration Statement on Form S-4, File No. 333-137916

2. Please revise to comply, as applicable, with our comment above.

***

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joshua N. Korff, Esq.
        Kirkland & Ellis LLP
        Via Fax: (212) 446-4900